May 31, 2018
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0409

Re:    Request for Withdrawal of Post-Effective Amendment No. 1 to
    Registration Statement on Form S-4 (File No. 333-216887) filed on
May 30, 2018 (Accession No. 0001104485-18-000089)
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Northern Oil and Gas, Inc. (the “Company”), hereby requests the withdrawal of Post-Effective Amendment No. 1 the (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-216887) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 30, 2018 under the form type S-4/A. The Amendment was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval system, instead of as a post-effective amendment to a registration statement (POS AM) filed pursuant to Rule 414(d) under the Securities Act as was stated on the face of the filing. The Company intends to file a revised Post-Effective Amendment No. 1 to the Registration Statement under the form type POS AM solely to rectify the EDGAR form type errors specified above.
Based upon the foregoing, the Company respectfully requests, pursuant to Rule 477(a) of the 1933 Act, that the Commission accept this application for withdrawal of the prior Amendment filing under form type S-4/A.
Please contact our counsel, Joshua L. Colburn of Faegre Baker Daniels LLP, at +1 (612) 766-8946 if you have any questions.

Very truly yours, NORTHERN OIL AND GAS, INC. By /s/ Erik J. Romslo Erik J. Romslo Executive Vice President, General Counsel and Secretary